

June 16, 2011

Via E-mail
Mr. Stephen M. Scheppmann
Executive Vice President and
Chief Financial Officer
Teradata Corporation
10000 Innovation Drive
Dayton, OH 45342

> **Re:** **Teradata Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 8-K Filed May 5, 2011**
> **File No. 001-33458**

Dear Mr. Scheppmann:

We have reviewed your letter dated April 27, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 18, 2011.

Form 8-K Filed on May 5, 2011

1.   We believe the non-GAAP operating statement columnar format appearing in Schedule E of your Form 8-K conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding the comment. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Christine Davis for

Patrick Gilmore
Accounting Branch Chief